UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AuthenTec, Inc.

(Name of Issuer)
Common Stock, par value $.01

(Title of Class of Securities)
052660 10 7

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires a Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☒ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	052660 10 7

1	NAMES OF REPORTING PERSONS Harris Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		635,570

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		635,570

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	635,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The reporting person may be deemed to be a member of a “group ” with Harris Corporation for purposes of Section 13(d) of the Act because employees of Harris Corporation serve as members of the board of trustees of Harris Foundation (all of the trustees and officers of the Harris Foundation are employees of Harris Corporation). As a result, Harris Corporation may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Harris Foundation. Harris Foundation does not affirm the existence of a “group ” with Harris Corporation for purposes of Section 13(d) of the Act. The Harris Foundation is an Ohio not-for-profit corporation.
(2) Based on 28,617,920 shares of common stock issued and outstanding as of November 7, 2008, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

Item 1.
(a)	Name of Issuer: AuthenTec, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 Rialto Place, Suite 400 Melbourne, FL 32901
Item 2.
(a)	Name of Person Filing: Harris Foundation

(b)	Address or Principal Business Office or if none, Residence:

1025 West NASA Blvd. Melbourne, Florida 32919

(c)	Citizenship: Ohio, United States

(d)	Title of Class of Securities: Common Stock, par value $.01

(e)	CUSIP Number: 052660 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 635,570

(b)	Percent of class: 2.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 635,570(3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 635,570(3)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     See attached Exhibit A.

Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.
(3)	The reporting person may be deemed to be a member of a “group” with Harris Corporation for purposes of Section 13(d) of the Act because employees of Harris Corporation serve as members of the board of trustees of Harris Foundation (all of the trustees and officers of the Harris Foundation are employees of Harris Corporation). As a result, Harris Corporation may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Harris Foundation. Harris Foundation does not affirm the existence of a “group” with Harris Corporation for purposes of Section 13(d) of the Act. The Harris Foundation is an Ohio not-for-profit corporation.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 3, 2009

HARRIS FOUNDATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Trustee, Vice President and Secretary

Exhibit A
Harris Foundation, a not-for-profit Ohio corporation
1025 West NASA Blvd.
Melbourne, Florida 32919
Harris Corporation, a Delaware corporation
1025 West NASA Blvd.
Melbourne, Florida 32919